Exhibit 99.1

Genetron Health Reports Unaudited Second Quarter 2022 Financial Results

BEIJING, China, October 12, 2022 — Genetron Holdings Limited ("Genetron Health" or the "Company", NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today reported its unaudited financial results for the second quarter ended June 30, 2022.

Recent Business Highlights

•	Received College of American Pathologists (CAP) Accreditation for its laboratory in Maryland.
•	Presented 27 new research abstracts at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting and American Association for Cancer Research (AACR) 2022 Annual Meeting, highlighting Genetron Health's patented One-Step™ Seq Method and core products including Onco PanScan™, for use in full-cycle cancer management.
•	Launched the Genetron Health Cancer Early Screening Center, and the Genetron Health Future Science and Technology Experience Hall in Wuxi, Jiangsu Province of East China. The new facilities will further support the development of national projects for early screening for comprehensive prevention & control of liver cancer and the "rural revitalization - medical help" project, as well as to promote the development of science popularization.
•	Launched Onco SonarTM, a 170-gene pan-cancer solid tumor NGS liquid biopsy assay, which includes 106 genes of strong clinical significance and 64 genes that occur in high frequency in main cancer populations. The assay enables informed treatment decisions for advanced solid-tumor cancer patients and identifies treatment options or suitable clinical trials for patients before first-line therapy or amid disease progression.
•	Received CE mark for two new tests, Human B Lymphocyte Minimal Residual Disease Testing Kit Seq-MRD® and FusionScan Plus Kit for Human Multi-Genes.
•	Continued to advance in-hospital efforts with 62 hospital partners, of which 31 were IVD in-hospital partners as of June 30, 2022.
•	Launched COVID-19 testing services in May as part of the local community's routine efforts to manage the pandemic in Beijing.

Second Quarter 2022 Financial Highlights

•	Generated total revenue of RMB 137.7 million (US $20.6 million) in the second quarter of 2022, representing a 1.9% decrease over the same period in 2021.
•	LDT revenue was RMB 114.9 million (US $17.1 million), representing a 31.8% increase over the same period in 2021, including RMB 48.9 million (US $7.3 million) of COVID-19 testing service revenue.
•	IVD revenue was RMB 9.3 million (US $1.4 million), representing a 78.8% decrease year-over-year.
•	Development services revenue was RMB 13.6 million (US $2.0 million), representing a 42.8% increase over the same period in 2021.

Second Quarter 2022 Unaudited Financial Results

Total revenue for the second quarter of 2022 decreased by 1.9% to RMB 137.7 million (US $20.6 million) in the second quarter of 2022 from RMB 140.5 million in the same period of 2021.

Diagnosis and monitoring revenue decreased by 5.2% to RMB 124.2 million (US $18.5 million) in the second quarter of 2022 from RMB 131.0 million in the same period of 2021, primarily attributable to a decrease in revenue from the IVD product sales.

•	Revenue generated from the provision of LDT services increased by 31.8% to RMB 114.9 million (US $17.1 million) during the second quarter of 2022 from RMB 87.1 million in the same period of 2021. This increase was primarily driven by the COVID-19 testing service revenue of RMB 48.9 million (US $7.3 million), which was included in our second quarter sales of LDT services and offset by decreases in diagnosis and monitoring and early screening services. LDT diagnostic tests, excluding COVID-19 testing, sold in the second quarter 2022 totaled approximately 5,292 units, representing a decrease of 22.6% compared to the number of LDT diagnostic tests sold in the same period of 2021. The decrease was primarily driven by the COVID-19 pandemic situation in major Chinese cities.
•	Revenue generated from the sale of IVD products decreased by 78.8% to RMB 9.3 million (US $1.4 million) in the second quarter of 2022 from RMB 43.8 million in the second quarter of 2021. The decrease was primarily driven by the COVID-19 pandemic situation in major Chinese cities.

Revenue generated from development services increased by 42.8% to RMB 13.6 million (US $2.0 million) in the second quarter of 2022, from RMB 9.5 million in the same period of 2021. The increase was primarily driven by the increase in biopharma services.

Gross profit decreased by 40.6% to RMB 56.1 million (US $8.4 million) in the second quarter of 2022 from RMB 94.5 million in the same period of 2021. Gross margin decreased to 40.7% for the second quarter of 2022, compared to 67.2% in the same period of 2021, primarily driven by product mix shift and the low gross margins of COVID-19 testing services resulting from government pricing protocols.

Operating expenses increased by 16.2% to RMB 226.2 million (US $33.8 million) for the three months ended June 30, 2022, from RMB 194.6 million in the same period of 2021.

Selling expenses increased by 7.0% to RMB 94.7 million (US $14.1 million) in the second quarter of 2022 from RMB 88.5 million in the same period of 2021. Selling expenses as a percentage of revenues increased to 68.7% in the second quarter of 2022 from 63.0% in the same period of 2021. The growing number of salespeople primarily drove the increase.

Administrative expenses increased by 10.2% to RMB 60.1 million (US $9.0 million) in the second quarter of 2022 from RMB 54.6 million in the same period of 2021. Administrative expenses as a percentage of revenues increased to 43.7% in the second quarter of 2022 from 38.8% in the second quarter of 2021. The increase was mainly driven by increased administrative costs associated with conducting COVID-19 testing.

Research and development expenses increased by 9.8% to RMB 61.6 million (US $9.2 million) in the second quarter of 2022 from RMB 56.2 million in the same period of 2021. Research and development expenses as a percentage of revenues increased to 44.7% in the second quarter of 2022 from 40.0% in the same period of 2021. The increases were driven by higher R&D headcount and related expenses, including product development and clinical trial activities.

As a result of the above, operating loss was RMB 170.1 million (US $25.4 million) for the three months ended June 30, 2022, compared to RMB 100.2 million for the three months ended June 30, 2021.

Finance costs-net increased to RMB 66.1 million (US $9.9 million) in the second quarter of 2022 from finance income-net of RMB 8.0 million in the same period of 2021. The increase was driven by the foreign currency exchange loss due to the significant change in exchange rate between RMB and USD.

Loss for the period was RMB 236.2 million (US $35.3 million) for the three months ended June 30, 2022, compared to RMB 92.1 million for the three months ended June 30, 2021.

Non-IFRS loss for the period, defined as loss for the period excluding share-based compensation expenses, was RMB 228.0 million (US $34.0 million) for the three months ended June 30, 2022, compared to RMB 79.6 million for the three months ended June 30, 2021. Please refer to the section in this press release titled "Non-IFRS Financial Measures" for details.

Basic loss per ordinary share for loss attributable to owners of the Company was RMB 0.51 (US $0.08) for the second quarter of 2022, compared with a basic loss per ordinary share for loss attributable to owners of the Company of RMB 0.20 for the same period of 2021. Excluding share-based compensation expenses, non-IFRS basic loss per ordinary share for loss attributable to owners of the Company was RMB 0.49 (US $0.07) for the second quarter of 2022, compared with non-IFRS basic loss per ordinary share for loss attributable to owners of the Company of RMB 0.17 for the same period of 2021. Diluted loss per ordinary share for loss attributable to owners of the Company is equivalent to basic loss per ordinary share for loss attributable to owners of the Company. Each ADS represents five ordinary shares, par value US$0.00002 per share. Please refer to the section in this press release titled "Non-IFRS Financial Measures" for details.

Cash and cash equivalents and current financial assets at fair value through profit or loss were RMB 472.7 million (US $70.6 million) as of June 30, 2022.

Recent Development

On August 22, 2022, the Company announced that it received a preliminary non-binding offer dated August 21, 2022, to acquire all the outstanding ordinary shares, including those represented by the American depositary shares of the Company (ADSs), for US $0.27 per Ordinary Share or US $1.36 per ADS in cash. Since receiving the proposal, the Company’s Board of Directors has formed a special committee and retained Kroll, LLC as its independent financial advisor and Davis Polk & Wardwell LLP as its independent legal counsel to evaluate this offer and other potential strategic alternatives the Company may pursue.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars ("US$") are solely for convenience and calculated at the rate of US $1.00 = RMB 6.6981, representing the exchange rate as of June 30, 2022, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on June 30, 2022.

Non-IFRS Financial Measures

The Company uses non-IFRS loss and non-IFRS loss per share for loss attributable to owners of the Company for the year/period, which are non-IFRS financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS loss and non-IFRS loss per share for loss attributable to owners of the Company help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its loss for the year/period. The Company believes that non-IFRS loss and non-IFRS loss per share for loss attributable to owners of the Company for the year/period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS loss and non-IFRS loss per share for loss attributable to owners of the Company for the year/period should not be considered in isolation or construed as an alternative to operating profit, loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS loss and non-IFRS loss per share for loss attributable to owners of the Company for the year/period and the reconciliation to its most directly comparable IFRS measures. Non-IFRS loss and non-IFRS loss per share for loss attributable to owners of the Company for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS loss and non-IFRS loss per share for loss attributable to owners of the Company for the year/period represent loss for the year/period excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights (if applicable).

Please see the "Unaudited Non-IFRS Financial Measures" included in this press release for a full reconciliation of non-IFRS loss for the year/period to loss for the year/period and non-IFRS loss per share for loss attributable to owners of the Company for the year/period to loss per share for loss attributable to owners of the Company for the year/period.

About Genetron Holdings Limited

Genetron Holdings Limited ("Genetron Health" or the "Company") (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will," "expect," "anticipate," "target," “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact
US:

Philip Trip Taylor

Principal | Gilmartin Group

ir@genetronhealth.com

Media Relations Contact

Yuxin Shou

Genetron Health

yuxin.shou@genetronhealth.com

Edmond Lococo

ICR

Edmond.Lococo@icrinc.com

Mobile: +86 138-1079-1408

genetron.pr@icrinc.com

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	For the three months ended			For the six months ended
	June 30, 2021	June 30, 2022		June 30, 2021	June 30, 2022
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenue	140,485	137,749	20,565	232,546	248,070	37,036
Cost of revenue	(46,021)	(81,656)	(12,191)	(83,533)	(130,507)	(19,484)
Gross profit	94,464	56,093	8,374	149,013	117,563	17,552
Selling expenses	(88,516)	(94,695)	(14,137)	(148,187)	(185,539)	(27,700)
Administrative expenses	(54,577)	(60,136)	(8,978)	(99,180)	(110,378)	(16,479)
Research and development expenses	(56,162)	(61,641)	(9,203)	(106,136)	(141,200)	(21,081)
Net impairment losses on financial and contract assets	(3,474)	(8,749)	(1,306)	(13,304)	(21,848)	(3,262)
Other income and gains/(losses) - net	8,081	(989)	(148)	8,611	(8,603)	(1,284)
Operating expenses	(194,648)	(226,210)	(33,772)	(358,196)	(467,568)	(69,806)
Operating loss	(100,184)	(170,117)	(25,398)	(209,183)	(350,005)	(52,254)
Finance income	9,447	541	81	5,179	1,412	211
Finance costs	(1,409)	(66,602)	(9,943)	(3,180)	(62,479)	(9,328)
Finance income/(costs) - net	8,038	(66,061)	(9,862)	1,999	(61,067)	(9,117)
Loss before income tax	(92,146)	(236,178)	(35,260)	(207,184)	(411,072)	(61,371)
Income tax expense	-	-	-	-	-	-
Loss for the period	(92,146)	(236,178)	(35,260)	(207,184)	(411,072)	(61,371)
Loss attributable to:
Owners of the Company	(91,820)	(235,215)	(35,116)	(204,574)	(409,587)	(61,149)
Non-controlling interests	(326)	(963)	(144)	(2,610)	(1,485)	(222)
	(92,146)	(236,178)	(35,260)	(207,184)	(411,072)	(61,371)

	RMB	RMB	USD	RMB	RMB	USD
Loss per share for loss attributable to owners of the Company
-Basic and diluted	(0.20)	(0.51)	(0.08)	(0.45)	(0.88)	(0.13)
Loss per ADS for loss attributable to owners of the Company
-Basic and diluted	(1.00)	(2.54)	(0.38)	(2.23)	(4.42)	(0.66)
Shares used in loss per share computation:
-Basic and diluted	459,903,803	463,590,375	463,590,375	458,999,227	463,231,584	463,231,584
ADS used in loss per ADS computation:
-Basic and diluted	91,980,761	92,718,075	92,718,075	91,799,845	92,646,316	92,646,316

GENETRON HOLDINGS LIMITED

UNAUDITED NON-IFRS FINANCIAL MEASURE

	For the three months ended			For the six months ended
	June 30, 2021	June 30, 2022		June 30, 2021	June 30, 2022
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Loss for the period	(92,146)	(236,178)	(35,260)	(207,184)	(411,072)	(61,371)
Adjustments:
Share-based compensation	12,504	8,144	1,216	21,754	19,488	2,909
Non-IFRS Loss	(79,642)	(228,034)	(34,044)	(185,430)	(391,584)	(58,462)
Attributable to:
Owners of the Company	(79,316)	(227,071)	(33,900)	(182,820)	(390,099)	(58,240)
Non-controlling interests	(326)	(963)	(144)	(2,610)	(1,485)	(222)
	(79,642)	(228,034)	(34,044)	(185,430)	(391,584)	(58,462)

	RMB	RMB	USD	RMB	RMB	USD
Non-IFRS loss per share for loss attributable to owners of the Company
-Basic and diluted	(0.17)	(0.49)	(0.07)	(0.40)	(0.84)	(0.13)
Non-IFRS loss per ADS(5 ordinary shares equal to 1 ADS) for loss attributable to owners of the Company
-Basic and diluted	(0.86)	(2.45)	(0.37)	(1.99)	(4.21)	(0.63)
Shares used in non-IFRS loss per share computation:
-Basic and diluted	459,903,803	463,590,375	463,590,375	458,999,227	463,231,584	463,231,584
ADS used in non-IFRS loss per ADS computation:
-Basic and diluted	91,980,761	92,718,075	92,718,075	91,799,845	92,646,316	92,646,316

GENETRON HOLDINGS LIMITED

UNAUDITED REVENUE AND SEGMENT INFORMATION

	Diagnosis and monitoring - provision of LDT services	Diagnosis and monitoring - sale of IVD products	Development services	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Three months ended June 30, 2021
Revenue	87,138	43,827	9,520	140,485
Segment profit	61,890	31,312	1,262	94,464

Three months ended June 30, 2022
Revenue	114,872	9,283	13,594	137,749
Segment profit	48,236	4,681	3,176	56,093

Six months ended June 30, 2021
Revenue	158,966	59,093	14,487	232,546
Segment profit	110,701	36,534	1,778	149,013

Six months ended June 30, 2022
Revenue	196,383	27,307	24,380	248,070
Segment profit	100,287	13,615	3,661	117,563

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021	As of June 30, 2022
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	110,285	155,414	23,203
Right-of-use assets	52,074	49,634	7,410
Intangible assets	20,695	27,892	4,164
Financial assets at fair value through profit or loss	49,780	49,201	7,346
Prepayments	37,610	31,460	4,697
Total non-current assets	270,444	313,601	46,820
Current assets
Inventories	35,603	55,023	8,215
Contract assets	7,775	9,888	1,476
Other current assets	30,705	29,886	4,462
Trade receivables	282,113	309,056	46,141
Other receivables and prepayments	97,895	113,020	16,873
Amounts due from related parties	597	212	32
Financial assets at fair value through profit or loss	151,443	145,128	21,667
Derivative financial instruments	2,002	-	-
Cash and cash equivalents	639,042	327,551	48,902
Total current assets	1,247,175	989,764	147,768
Total assets	1,517,619	1,303,365	194,588

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of December 31, 2021	As of June 30, 2022
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Borrowings	-	19,194	2,866
Lease liabilities	33,865	29,967	4,474
Other non-current liabilities	8,612	9,181	1,371
Total non-current liabilities	42,477	58,342	8,711

Current liabilities
Trade payables	55,767	53,687	8,015
Contract liabilities	11,962	25,996	3,881
Other payables and accruals	157,232	157,172	23,465
Amounts due to related parties	3	1,307	195
Borrowings	19,554	89,958	13,430
Lease liabilities	20,572	21,978	3,281
Total current liabilities	265,090	350,098	52,267
Total liabilities	307,567	408,440	60,978
Net assets	1,210,052	894,925	133,610

SHAREHOLDERS’ EQUITY
Equity attributable to owners of the Company
Share capital	61	61	9
Share premium	6,711,234	6,717,362	1,002,876
Other reserves	(69,091)	20,726	3,095
Accumulated losses	(5,436,613)	(5,846,200)	(872,814)
	1,205,591	891,949	133,166
Non-controlling interests	4,461	2,976	444
Total shareholders’ equity	1,210,052	894,925	133,610